Exhibit 99.1

Randgold & Exploration Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1992/005642/06)

Share code: RNG

ISIN: ZAE000008819 (Suspended)

Nasdaq trading symbol: RANGY (delisted)

ADR ticker symbol: RNG

("R & E" or "the Company")

DIRECTORATE: RESIGNATION

In compliance with section 3.59 of the Listings Requirements of the JSE Limited, notification is hereby given that Mr. David Morris Nurek has advised the board of his intention to resign from the positions of Chairman and Director of R & E.

His resignation will take effect on the same day that the shareholders either, approve or reject the proposed merger with JCI Limited, or upon any prior notification that the merger will not proceed.

Outlining the reasons for his impending resignation, Mr. Nurek noted that when he was appointed to the board, he did not foresee the appointment to be a long term role, given that his mandate at that time was to assist and guide the newly appointed management team to:

(a)	stabilise the precarious financial position in which the company found itself at that time;
(b)	preserve and grow the remaining assets of the company;
(c)	resolve key outstanding issues affecting the company; and
(d)	nurse the company back to health and determine a way forward that would be in the best interests of all of the shareholders.

Mr. Nurek believes that most, if not all, of these objectives have been achieved, and will, at the time of shareholders voting on the proposed merger, have completed the mandate given to him.

The board wishes to express its appreciation for the commitment and contribution that Mr. Nurek has made, and continues to make, to the company during an extremely harrowing and difficult period of the company’s existence.

29th May 2007

Johannesburg

Sponsor

Sasfin Capital